Symetra Life Insurance Company [Mail to: PO Box 34690 | Seattle, WA 98124-1690 Overnight to: 777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135 Phone 1-800-796-3872 ]

SUPPLEMENTAL PROTECTION RIDER
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider. If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail. This Rider has no Policy Value or Loan Amount.

Rider Benefit
This Rider provides an amount of supplemental coverage on the Insured under the Policy as long as the Policy is in force and this Rider has not been terminated. The Specified Amount of the Policy to which this Rider is attached is increased by the Rider Specified Amount for purposes of defining Death Benefit of the Policy. We will pay the Rider Specified Amount to your beneficiary(ies) when we receive satisfactory proof of death as defined in the Policy. This Rider has no Policy Value of its own, but it affects the Policy Value because the charges for the Rider are deducted from the Policy Value.

Insured
As used in this Rider, the Insured means the individual covered under the Policy as shown in the Policy Specifications page.

Rider Benefit as an Additional Amount of Coverage
For purposes of defining the Death Benefit, the Net Amount at Risk, and Premium Payment limitations and qualification as life insurance under the Code, the Specified Amount of the Policy is increased by the Rider Specified Amount.

Decrease in Rider Specified Amount
You may decrease the Rider Specified Amount, subject to the provisions in the Policy. The Rider is treated in the same manner as a Specified Amount Increase that occurs when the Initial Specified Amount is set for purposes of last-in first-out processing of Specified Amount Decreases under the Policy.

Increase in Rider Specified Amount
Increases in the Rider Specified Amount are not permitted.

Monthly Deduction for this Rider
On each Monthly Anniversary Day We will make a monthly deduction for the Rider Cost of Insurance. The Net Amount at Risk attributable to the Rider Specified Amount is based on the same “last-in first-out” processing used for Increases in Specified Amount.

The monthly cost of insurance charge for the Rider Specified Amount is computed by dividing the Rider Net Amount at Risk by $1,000 and multiplying the result by the Cost of Insurance rates described below.

Cost of Insurance Rates
The Maximum Monthly Cost of Insurance rates for this Rider are the same as for the Policy, and are shown on the Policy Specifications page. We may charge less than the maximum monthly Cost of Insurance rates. In setting monthly cost of insurance rates, the Company may consider factors including, but not limited to, (a) Policy Year, (b) the sex, Attained Age, Issue Age and Risk Class of the Insured, (c) its expectations as to future mortality experience, (d) taxes, (e) capital and reserve requirements, (f) investment earnings, and (g) other expenses. The Company reviews monthly cost of insurance rates on an ongoing basis based on its expectations as to factors (a) – (g) and other factors. In addition, changes in Cost of Insurance rates are made on a uniform basis for Insureds of the same class as defined by sex, Attained Age, Issue Age, Risk Class and Policy Year. The Cost of Insurance rates are never greater than those rates shown in the Maximum Monthly Cost of Insurance Rates on the Policy Specifications page.

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Minimum Monthly Premium
The Minimum Monthly Premium for the Policy that is used for the No Lapse Guarantee will be increased by the addition of this Rider. The increase will be included in the Minimum Monthly Premium shown on the Policy Specifications page.

Conversion
This Rider is not convertible.

Reinstatement
If the Policy to which this Rider is attached is reinstated, this Rider may be reinstated.

Incontestability
When permitted by law in the jurisdiction in which the Rider is delivered, in the absence of fraud in the procurement of the Rider, the Company will not bring any legal action to contest the validity of this Rider after the Rider has been in force during the lifetime of the Insured for two years from the Issue Date or, if reinstated, for two years from the date of reinstatement.

Suicide Exclusion
If the Insured commits suicide, while sane or insane, within two years of the Issue Date or effective date of any reinstatement of this Rider, the Company’s liability is limited to an amount equal to the premium payments made less any Loan Amount and less any withdrawals. The Company will pay this amount to the Beneficiary in a single sum.

Termination
This Rider will terminate the date the Policy terminates, the date that a Decrease in Specified Amount is made on the Policy which results in the Rider Specified Amount being decreased to zero or by request of the Owner. Should the Owner request that the Rider be terminated, any previous increases in Specified Amount will first be decreased to zero.

Effective Date
This Rider is effective on the Issue Date or the effective date of reinstatement of the Policy to which it is attached.

                            Symetra Life Insurance Company

                            [                  ]

                            [David S Goldstein]
                            [Secretary]

Symetra® is a registered service mark of Symetra Life Insurance Company.
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